HOME TOUCH HOLDING COMPANY
2780 S. JONES BLVD # 3408
 LAS VEGAS, NV 89146
323 683 3001

October 27, 2009

Joseph McCann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Home Touch Holding Company Registration Statement on Form S-1 File No. 333-158713

Dear Mr. McCann:

We hereby request acceleration of the effectiveness of the above registration statement to Friday, October 30, 2009 at 12 p.m. noon, or such later time or date as is practical.

We hereby acknowledge that:

●	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ David Gunawan Ng

David Gunawan Ng, Chairman and Executive Director